October 7, 2014

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Re:	RigNet, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed March 7, 2014

File No. 1-35003

Ladies and Gentlemen:

Set forth below are the responses of RigNet, Inc. (“RigNet” or the “Company”), a Delaware corporation, to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 26, 2014 with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2013 submitted on March 6, 2014.

In this letter we have recited the Staff’s comments in bold type and have followed each comment with the Company’s response.

Risk Factors, page 15

We are subject to the U.S. Foreign Corrupt Practices Act and U.S. Export Control Laws …, page 16

1.	You state that you cannot provide services to certain countries subject to United States trade sanctions unless you first obtain the necessary authorizations. You also disclose that you provide your services in the Middle East, Africa and Latin America, regions that can be understood to include Syria, Sudan and Cuba. Syria, Sudan and Cuba are designated by the Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. You do not include disclosure about contacts with those countries. Please describe to us the nature and extent of any past, current, and anticipated contacts with those countries, whether through subsidiaries, affiliates, customers, business partners or other direct or indirect arrangements. In this regard, we note your disclosure that you acquired a business line from Inmarsat in 2014, and that you have a distribution agreement with Inmarsat. We are aware of news articles reporting that Inmarsat has contacts with the referenced countries. You should describe any services, products or technology that you have provided to Syria, Sudan or Cuba, directly or indirectly, and any agreements, commercial arrangements or other contacts you have had with the governments of those countries or entities they control.

The Company and its subsidiaries have not, during the past three fiscal years covered by the above referenced Form 10-K, provided, do not currently provide, and have no future plans to provide, any services, products or technologies to Syria, Sudan, or Cuba, their governments, or entities they control (collectively “Syria, Sudan, or Cuba”). During the past three fiscal years, the Company and its subsidiaries have not entered into any agreements or commercial arrangements with Syria, Sudan, or Cuba and have no future plans to enter into any such agreements or arrangements.

To the Company’s knowledge, none of the Company’s affiliates, customers, or business partners have had any direct or indirect contacts with Syria, Sudan, or Cuba on the Company’s behalf.

In 2014, RigNet acquired Inmarsat’s Energy Broadband business for an aggregate purchase price of $26.1 million, adding to RigNet’s technology solutions, customer base and geographic footprint. Under the terms of the deal, Inmarsat carved out and sold to RigNet substantially all of its energy broadband assets, which include: microwave and WiMAX networks in the U.S. Gulf of Mexico and the North Sea serving drillers, producers and energy vessel owners; VSAT interests in the United Kingdom, U.S. and Canada; an M2M SCADA VSAT network in the continental U.S. serving the pipeline industry; a telecommunications systems integration business operating worldwide; and a global L-band MSS retail energy business. The energy carve-out included assets, employees, contracts and working capital. To RigNet’s knowledge, none of the acquired assets or contracts relate, directly or indirectly, to Syria, Sudan, or Cuba.

RigNet agreed, simultaneous with the closing of the acquisition, to become a value added reseller of Inmarsat’s GX satellite communications network services and a distributor for Inmarsat’s L-Band services to the energy sector.

The Company is not aware of any direct or indirect transactions involving Inmarsat’s Energy Broadband business, its satellite communications network services, or its L-Band services that relate to Syria, Sudan, or Cuba.

2.	Please discuss the materiality of any contacts with Syria, Sudan and Cuba described in response to the comment above and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria, Sudan and Cuba.

Because, as stated in response to the above comment, the Company is not aware of any contacts with Syria, Sudan, or Cuba, there is no materiality analysis to conduct.

As requested, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me by telephone at 281-674-0118 with any questions or comments regarding this correspondence.

Very truly yours,

/S/MARTY JIMMERSON

Marty Jimmerson

Chief Financial Officer

RigNet, Inc.

cc:	Cecelia Blye, Chief, Office of Global Security Risk

Jennifer Hardy, Special Counsel

Larry Spirgel, Assistant Director, Division of Corporation Finance

Brian Fenske, Partner, Norton Rose Fulbright